CERTIFICATE OF AMENDMENT

                           OF

                ARTICLES OF INCORPORATION


Robert O. Smith, and Philip G. Swany, certify that:

     1. They are the president and secretary, respectively, of Digital Power Corporation, a California corporation.

     2. The first paragraph of Section (a)(i) of Article III of the Articles of Incorporation of this corporation is amended to read as follows:

          "III: (a) (i) This corporation is authorized to issue two classes of shares to be designated respectively Preferred Stock, no par value, ("Preferred") and Common Stock, no par value, ("Common"). The total number of shares of Preferred this corporation shall have authority to issue is 2,000,000 and the total number of shares of Common the corporation shall have authority to issue is 10,000,000."

     3. The foregoing Amendment of Articles of Incorporation has been duly approved by the board of directors.

     4. The foregoing Amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with
Section 902 of the Corporations Code. The total number of outstanding shares of Common stock as of August 19, 1996 of the corporation is 1,700,175. At present there are no outstanding shares of Preferred Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than fifty percent (50%).

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE:         9/9/96


                                      /S/ ROBERT O. SMITH
                                   Robert O. Smith, President



                                      /S/ PHILIP G. SWANY
                                   Philip G. Swany, Secretary